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EXHIBIT 7

FIRST AMENDMENT TO CREDIT FACILITATION AGREEMENT

        1.    Parties.    The parties to this First Amendment to Credit Facilitation Agreement are Gottschalks Inc., a Delaware corporation, and The Harris Company, a California corporation.

        2.    Definitions.    The terms as used herein shall have meanings ascribed to them in the Credit Facilitation Agreement executed by the parties on February 22, 2002 unless a different meaning is ascribed to them in this First Amendment to Credit Facilitation Agreement.

        3.    Extension of Standby Letter of Credit.    Credit Facilitator shall cause the Standby Letter of Credit to be amended by Bank to permit draws by Beneficiary until September 30, 2002, and thereafter until January 27, 2003, in the event the Corporation files, or there is filed against it, a petition under the United States Bankruptcy Code or Corporation makes an assignment for the benefit of its creditors. Otherwise, the Standby Letter of Credit, a true and correct copy of which is attached as Exhibit A, shall be and remain as issued by Bank on February 22, 2002.

        4.    Payment to Credit Facilitator.    Corporation shall pay to Credit Facilitator, on demand and in immediately available funds, the amount of any Payment to Beneficiary by Bank plus interest at the lesser of ten percent (10%) per annum, or the greatest amount that may be charged without violation of law.

        5.    Corporation to Pay Credit Facilitator Bank's Fees, Expenses and Costs.    Corporation shall pay to Credit Facilitator, on demand and in immediately available funds, the Bank's fees, expenses and costs for amending the Standby Letter of Credit, plus interest at the lesser of ten percent (10%) per annum, or the greatest amount that may be charged without violation of law, from and after five (5) business days of the later of the date of payment to Credit Facilitator or the date of Credit Facilitator's demand therefor.

        6.    Release of Security Interest in the Collateral.    Credit Facilitator releases its Security Interest in the Collateral and agrees to execute and deliver any agreement or other document reasonably requested by Corporation or any of its creditors evidencing the same. Any provisions of the Credit Facilitation Agreement relating to or otherwise dealing with the Security Interest and the Collateral shall be deemed deleted therefrom and be of no further force and effect. That certain Assignment of Sale Proceeds dated February 22, 2002 made by Corporation in favor of Credit Facilitator is hereby terminated and of no further force and effect.

        7.    Effect of First Amendment.    The Credit Facilitation Agreement shall remain in full force and effect as originally written except as modified, supplemented or amended by this First Amendment.

SIGNATURE PROVISIONS ON THE FOLLOWING PAGE

Dated May 29, 2002	GOTTSCHALKS INC., A Delaware Corporation

	By:	/s/ JAMES R. FAMALETTE James R. Famalette President and Chief Executive Officer

	By:	/s/ MICHAEL S. GEELE Michael S. Geele Senior Vice President and Chief Financial Officer

THE HARRIS COMPANY, A California Corporation

	By:	/s/ JORGE PONT Jorge Pont President and Chief Executive Officer

	By:	/s/ THOMAS H. MCPETERS Thomas H. McPeters Chief Financial Officer and Secretary

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  EXHIBIT 7
FIRST AMENDMENT TO CREDIT FACILITATION AGREEMENT